EXHIBIT 3.2


         Article IV of the Company's By-laws was amended to include Section 4.15, Voting Ties, as written below:

         Section 4.15. Voting Ties. If a quorum of Directors is present, and during the course of a Directors meeting a vote is taken on a resolution or other matter which results in an initial tie among the Directors, then the Chairman of the Board of Directors shall have the right to break the voting tie by casting an additional vote and the resolution or other matter voted upon shall be carried in accordance with the Chairman's tie-breaking vote. If the Chairman of the Board is not present at the meeting, no other Director shall have a tie-breaking vote.





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